                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                      Globalstar Telecommunications Limited
                                (Name of Issuer)

                          Common Stock, par value $1.00
                         (Title of Class of Securities)

                                    G3930H104
                                 (CUSIP Number)

            Avi Katz, Vice President, Secretary and General Counsel,
                       Loral Space & Communications Ltd.,
   c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016

                                 (212) 697-1105
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. G3930H104                                                                                               PAGE 2 OF 9 PAGES
-----------------------------------------------------------------------------------------------------------------------------------

----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Loral Space & Communications Ltd.

----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]
                                                                                                                  (b) [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------- -----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- -----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ---------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                16,352,860
                      --------- ---------------------------------------------------------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY
 OWNED BY EACH        --------- ---------------------------------------------------------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                16,352,860
                      --------- ---------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- -----------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            16,352,860
----------- -----------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.8%
----------- -----------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- -----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  Loral Space & Communications Ltd., a Bermuda company ("Loral"), hereby amends and supplements, in this Amendment No. 5 to Schedule 13D (this "Amendment No. 5"), the Statement on Schedule 13D originally filed on October 29, 1996, as amended on May 21, 1997, June 11, 1998, July 31, 1998 and January 26, 1999 (as so amended, the "Schedule 13D"), with respect to shares of Common Stock, $1.00 par value per share (the "Shares"), of Globalstar Telecommunications Limited, a Bermuda company (the "Company), as follows:

                  Capitalized terms used herein but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2.  Identity and Background

                  Item 2 of the Schedule 13D is hereby amended by replacing the first paragraph thereof with the following:

                  This Statement is filed by and on behalf of Loral, a Bermuda company. Loral is engaged in the space and telecommunications business and has its principal executive offices at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The executive office of Loral SpaceCom Corporation, the subsidiary of Loral that supervises the activities of Loral's subsidiaries in North America, is located at 600 Third Avenue, New York, New York 10016. Schedule I of the
Schedule 13D is hereby amended and restated by Schedule I attached to this Amendment No. 5.

Item 3.  Source and Amount of Funds or Other Considerations

                  Item 3 of the Schedule 13D is hereby amended by adding the following after the fourth paragraph thereof:

                  On December 8, 1999, Loral acquired 103,187 Shares of the common stock of the Company in a private transaction in consideration for providing certain guarantees.

                  On September 29, 2000, Loral purchased 1,120,187 Shares of the common stock of the Company. The aggregate cost of the Shares was $12,000,000.00, which was paid for by Loral using cash-on-hand.

                  On November 15, 2000, Loral acquired 496,817 Shares of the common stock of the Company as a result of dividends, which were paid in Shares, issued by the Company in respect of its 8% Series A Preferred Stock.

Item 4.  Purpose of Transaction

                  Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  The sole business of the Company is acting as a general partner in Globalstar, L.P. ("Globalstar"), which operates a worldwide, low-earth orbit satellite-based digital telecommunications system (the "Globalstar System(TM)"). Loral owns, directly and indirectly, approximately 39% of the outstanding equity of Globalstar and has overall management responsibility for the design, construction, deployment and operation of the Globalstar System. A portion of Loral's interest in Globalstar is held through the Company, and certain of the Company's directors are also members of the Board of Directors or senior management of Loral. See
Item 6 for a further description of the relationship between Loral and the Company.

                  Loral may make further purchases of Shares from time to time. The Company has previously announced that it intends to pay dividends on its 8% Series A Preferred Stock in Shares until further notice. Accordingly, Loral expects that it will receive additional Shares from the Company as a result of such dividends. Loral may not sell the Shares unless they are registered under the Securities Act of 1933, as amended (the "Securities Act") or sold pursuant to an exemption from registration, including an exemption under Rule 144 of the Securities Act.

                  On December 8, 1999, Loral acquired 103,187 Shares of the common stock of the Company in a private transaction in consideration for providing certain guarantees.

                  On September 29, 2000, Loral purchased 1,120,187 Shares of the common stock of the Company at a purchase price of $10.7125 per Share.

                  On November 15, 2000, Loral acquired 496,817 Shares of the common stock of the Company as a result of dividends, which were paid in Shares, issued by the Company in respect of its 8% Series A Preferred Stock.

                  The purpose of the acquisition of the Shares by the Executive Officers and Directors is for investment. The Executive Officers and Directors may make further purchases of Shares from time to time and, subject to any applicable restrictions under the Securities Act, may dispose of any or all of the Shares held by them at any time.

                  Except as set forth above and in Item 6 below, neither Loral nor, to the best knowledge of Loral, any of the persons listed in Schedule I, has any plans or proposals that relate to or would result in any of the consequences set forth in Sections (a) through (j) of Item 4 of Schedule 13D. Each of Loral and each of the persons listed on Schedule I may, at any time, review or reconsider its or his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Company

                  Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Except as set forth in Item 6:

                  (i) Loral Beneficially Owns 16,352,860 Shares by virtue of having sole voting and dispositive power with respect to the Shares.

                  Loral acquired 1,674,400 Shares on April 22, 1996 in a distribution from Loral Corporation in connection with the Spin-Off. Loral SpaceCom Corporation, a wholly-owned subsidiary of Loral, transferred 267,256 of such Shares (the "Lehman GTL Shares") to certain partnerships affiliated with Lehman Brothers Holdings Inc. (the "Lehman Partnerships") on August 9, 1996 in exchange for shares of Series S Redeemable Preferred Stock of SS/L (Bermuda) Ltd. (the "Lehman Transaction"). On March 3, 1996, Loral acquired 2,050,000 CPEOs, which were initially convertible, at a conversion price of $65.00, into 1,576,923 Shares. On April 29, 1997, Loral, by virtue of its ownership of 1,407,144 Shares, acquired 159,170 Shares (the "Rights Shares") pursuant to the exercise of subscription rights to purchase Common Stock at $26.50 per share ("GTL Rights") distributed by GTL to shareholders of record on March 24, 1997. On April 30, 1997, Loral and Space Systems/Loral, Inc., a wholly owned subsidiary of Loral ("SS/L"), exercised their GTL Warrants and purchased 942,428 and 195,094 Shares, respectively (collectively, the "Warrant Shares"). On May 5, 1997, Loral acquired 16,002 Shares (the "Standby Shares") pursuant to a Standby Agreement between Loral and the Company under which Loral was obligated to purchase any Shares not purchased by shareholders pursuant to the exercise of Rights.

                  On May 28, 1997, the Company issued a 100% stock dividend (the "1997 Stock Split"). As a result of the 1997 Stock Split, Loral's ownership of Shares increased from 2,719,838 Shares to 5,439,676 Shares.

                  As a result of an antidilution adjustment in the conversion price of the CPEOs effected by the Stock Split and the distribution of the Rights, Loral became entitled to convert its CPEOs into an additional 1,749,917 Shares. On March 31, 1998, the Company called for the provisional redemption of the CPEOs. Under the terms of the indenture governing the CPEOs, the Company was required, in connection with such provisional redemption, to pay to each holder of CPEOs an interest make-whole payment of 0.0435 share of common stock for each CPEO held. On April 14, 1998, Loral converted its CPEOs into 3,326,840 Shares (the "CPEO Shares") and on April 30, 1998, Loral received 89,175 Shares as an interest make-whole payment (the "Interest Make-Whole Shares"). As a result of this conversion, Loral's ownership of Shares increased to 8,855,691.

                  On June 8, 1998, the Company issued a 100% stock dividend (the "1998 Stock Split"). As a result of the 1998 Stock Split, Loral's ownership of Shares increased from 8,855,691 to 17,711,382 Shares. On July 6, 1998, Loral sold 8,400,000 Shares to various entities associated with or advised by Soros Fund Management L.L.C. ("Soros"), reducing Loral's ownership of Shares to 9,311,382 Shares. On November 5, 1998, Loral transferred 717,600 Shares to Dacom in exchange for 276,000 Globalstar partnership interests, reducing Loral's ownership of Shares to 8,593,782 Shares. On January 26, 1998, Loral acquired 3,000,000 Preferred Shares, which are initially convertible into 6,449,865 Shares. On December 8, 1999, Loral acquired 103,187 Shares in a private transaction in consideration for providing certain guarantees. On September 29, 2000, Loral purchased 1,120,187 Shares. On November 15, 2000, Loral acquired 496,817 Shares as a result of dividends paid by the Company on its 8% Series A Preferred Stock, increasing the number of Shares Beneficially Owned by Loral to 16,763,838 Shares. Of these Shares, 1,988,000 represent Shares underlying options granted to certain executives and directors of Loral and its predecessor entity. After giving effect to exercise by executives and directors of such options as of September 30, 2000, the Shares Beneficially Owned by Loral are 16,352,860.

                  The Shares Beneficially Owned by Loral constitutes approximately 14.8% of the outstanding Shares of the Company.

                  (ii) To the best knowledge of Loral, the Executive Officers and Directors Beneficially Own the number of Shares set forth opposite their names on Schedule I hereto. To the best knowledge of Loral and except as set forth on Schedule I hereto, the Executive Officers and Directors have sole voting and dispositive power with respect to their respective Shares. The respective percentage interests of the Executive Officers and Directors are set forth opposite their names in Schedule I hereto.

                  Loral's percentage is calculated based upon the 103,764,999 Shares issued and outstanding as of September 30, 2000 plus the 6,449,865 Shares that may be acquired by Loral upon conversion of the Preferred Shares. The percentage interest of an Executive Officer or Director is calculated based upon the 103,764,999 Shares stated to be issued and outstanding as of September 30, 2000 plus the number of exercisable options held by such Executive Officer or Director set forth on Schedule I hereto.

                (iii) The trading date, number of Shares purchased or disposed of and price per Share (excluding commissions, if any) for all transactions by Loral and the Executive Officers and Directors for the 60-day period preceding September 30, 2000 through the date hereof are set forth in Schedule II hereto. With the exception of the Shares acquired in a private transaction in consideration for providing certain guarantees, all other transactions in the Shares were effected on the Nasdaq National Market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

                  (i) The third, fourth and fifth paragraphs of Item 6 of the
Schedule 13D are hereby amended and restated as follows:

                  Loral has beneficial ownership (calculated on a proportionate basis, in the case of ownership interests held through entities not wholly-owned by Loral) of approximately 27,750,622 Globalstar partnership interests, constituting approximately 39% of Globalstar's total outstanding partnership interests. Loral's beneficial interest in Globalstar consists of (i) 22,718,372 partnership interests held directly and indirectly by Loral and SS/L, (ii) approximately 2,444,750 partnership interests held indirectly by Loral through its holdings of Shares and (iii) 2,587,500 partnership interest units issued upon exercise of warrants.

                  The Company has entered into an Exchange and Registration Rights Agreement, dated as of December 31, 1994, with Globalstar and each of the other partners named therein, including subsidiaries of Loral, which agreement was amended on May 5, 2000 to add additional partners, including subsidiaries of Loral, as parties thereto, pursuant to which the

Company has granted to Loral and such other partners, the right, following the date on which Globalstar achieves full coverage via a 48-satellite constellation (the "Full Coverage Date") and after at least two consecutive reported fiscal quarters of positive income, to exchange its Globalstar partnership interests for an equal number of Shares (subject to antidilution adjustments) subject to the following limitations: (i) in any 12-month period, the sum of the number of Globalstar partnership interests so transferred plus all other transfers of Globalstar partnership interests will not be permitted to exceed 5% of the total number of Globalstar partnership interests outstanding (including those held by the Company), and (ii) the number of Shares so issued in any 12-month period will not exceed 10% of the number of Shares outstanding at the beginning of that year. The Company has agreed, with certain limited exceptions, to file, and to use reasonable efforts to maintain the effectiveness of, a registration statement covering the issuance of such Shares. In the event of a bona fide offer or solicitation that would result in a change of control involving a majority of the outstanding Shares or a majority of the members of the Company's Board of Directors not approved by the partners of Globalstar, the exchange rights will become fully exercisable, regardless of such limitation, whether or not the Full Coverage Date has occurred. Loral will have the right, through its direct and indirect interests in Globalstar, pursuant to this agreement to acquire approximately 92,009,407 Shares.

                  On July 6, 1998, Loral purchased 4,200,000 direct and indirect partnership interests of Globalstar for $420 million in cash from certain partners of Globalstar. Concurrently with such purchase of partnership interests, Loral sold to Soros 8,400,000 Shares (the "Soros Shares") at a purchase price of $29 1/6 per share. On November 5, 1998, Loral transferred 717,600 Shares (the "Dacom Exchange Shares") to Dacom in exchange for 276,000 Globalstar partnership interests. In connection with such transactions, the Company registered the resale of the Soros Shares and the Dacom Exchange Shares under the Securities Act of 1933.

                  On December 8, 1999, Loral acquired 103,187 Shares of the common stock of the Company in a private transaction in consideration for providing certain guarantees.

                  On September 29, 2000, Loral purchased 1,120,187 Shares of the common stock of the Company at a purchase price of $10.7125 per Share.

Item 7.  Material to be Filed as Exhibits

         The following exhibit is filed hereto:



Exhibit G:        Subscription Agreement dated September 22, 2000 between
                  Globalstar Telecommunications Limited and Loral Space &
                  Communications Ltd.

Exhibit H:        Letter agreement dated November 23, 1999 by and between Loral
                  Space & Communications Ltd. and Q Investments, L.P.

Exhibit I: Letter agreement dated November 24, 1999 by and between Loral Space & Communications Ltd. and Q Investments, L.P.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 15, 2000





                                            LORAL SPACE & COMMUNICATIONS LTD.




                                            By: /s/    Avi Katz
                                                Name:  Avi Katz
                                                Title: Vice President, Secretary
                                                        and General Counsel

                                                                      SCHEDULE I

         Set forth is the name, position, principal occupation and amount of beneficial interest in the shares of common stock of Globalstar Telecommunications Limited, if any, of the directors and executive officers of Loral Space & Communications Ltd. Except as set forth below, the business address of each of these persons is c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016. Each such person is a citizen of the United States.

                      Directors and Executive Officers of
                        Loral Space & Communications Ltd.

 Name and Position in
  addition to Present                                                   Number of          Percentage
 Principal Occupation     Present Principal Occupation                 Shares Owned**       Interest
 --------------------     ----------------------------                 --------------       --------
Bernard L. Schwartz       Chairman of the Board of                      1,707,604(1)          1.6%
                          Directors and Chief Executive
                          Officer


Howard Gittis,            Vice Chairman and Chief                         80,000(2)            *
Director                  Administrative Officer of
                          MacAndrews & Forbes
                          Holdings Inc.
                          35 East 62nd Street
                          New York, NY 10021

------------------------------

(1) Includes 80,000 options at an exercise price of $5.00 per Share, 480,000 options at an exercise price of $6.25 per Share, 75,000 options at an exercise price of $31.4063 per Share and 75,000 options at an exercise price of $8.7031 per Share.

(2)      Consists of 80,000 options at an exercise price of $8.34375 per Share.

 Name and Position in
  addition to Present                                                   Number of          Percentage
 Principal Occupation     Present Principal Occupation                 Shares Owned**       Interest
 --------------------     ----------------------------                 --------------       --------
Robert B. Hodes,          Counsel to                                      154,452(3)           *
Director                  Willkie Farr & Gallagher
                          787 Seventh Avenue
                          New York, NY  10019

Gershon Kekst,            President of Kekst and                           80,000(4)           *
Director                  Company Incorporated
                          437 Madison Avenue
                          New York, NY  10022

Charles Lazarus,          Chairman Emeritus of                             80,000(5)           *
Director                  Toys "R" Us, Inc.
                          461 From Road
                          Paramus, NJ  07652

Malvin A. Ruderman        Centennial Professor of                          82,224(6)           *
                          Physics, Columbia
                          University
                          29 Washington Sq. West
                          New York, NY  10011

------------------------------

(3) Includes 80,000 options at an exercise price of $8.34375 per Share, 60,000 options at an exercise price of $12.59375 per Share and 10,000 options at an exercise price of $13.50 per Share.

(4)      Consists of 80,000 options at an exercise price of $8.34375 per Share.

(5)      Consists of 80,000 options at an exercise price of $8.34375 per Share.

(6) Includes 80,000 options at an exercise price of $8.34375 per Share and 2,000 Shares held by his wife to which he disclaims beneficial ownership.

 Name and Position in
  addition to Present                                                   Number of          Percentage
 Principal Occupation     Present Principal Occupation                 Shares Owned**       Interest
 --------------------     ----------------------------                 --------------       --------
E. Donald Shapiro,        Joseph Solomon Distinguished                    108,924(7)           *
Director                  Professor of Law
                          New York Law School
                          57 Worth Street
                          New York, NY  10013

Arthur L. Simon,          Independent consultant                           85,000(8)           *
Director                  971 Haverstraw Road
                          Suffern, NY  10901

Daniel Yankelovich,       Chairman of DYG, Inc.                            91,451(9)           *
Director                  1855 Spindrift Drive
                          La Jolla, CA  92037

Laurence D. Atlas         Vice President, Government                            0              *
                          Relations  -
                          Telecommunications

W. Neil Bauer             Vice President                                        0              *

Robert E. Berry           Senior Vice President                               444              *

Jeanette H. Clonan        Vice President,                                   2,517              *
                          Communications and
                          Investor Relations


------------------------------

(7)      Includes 80,000 options at an exercise price of $8.34375 per Share.

(8) Includes 80,000 options at an exercise price of $8.34375 per Share, 4,250 Shares held in an IRA account and 750 Shares held in his wife's IRA account to which he disclaims beneficial ownership.

(9)      Includes 80,000 options at an exercise price of $8.34375 per Share.

 Name and Position in
  addition to Present                                                   Number of          Percentage
 Principal Occupation     Present Principal Occupation                 Shares Owned**       Interest
 --------------------     ----------------------------                 --------------       --------
Michael P. DeBlasio       First Senior Vice President                       68,001(10)          *

Terry J. Hart             Vice President                                     1,000              *

Stephen L. Jackson        Vice President,                                      444              *
                          Administration

Avi Katz                  Vice President, General                            7,400(11)          *
                          Counsel and Secretary

John Klineberg            Vice President                                     3,125(12)          *

Russell R. Mack           Vice President, Business                           5,000(13)          *
                          Ventures

Nicholas C. Moren         Senior Vice President                            104,452(14)          *
                          and Treasurer

------------------------------

(10) Includes 20,000 options at an exercise price of $5.00 per Share and 40,000 options at an exercise price of $6.25 per Share.

(11) Includes 5,000 options at an exercise price of $16.375 per Share and 1,150 options at an exercise price of $13.50 per Share.

(12) Consists of 2,500 options at an exercise price of $29.7813 per Share and 625 options at an exercise price of $13.50 per Share.

(13)     Consists of 5,000 options at an exercise price of $4.1563 per Share.

(14) Includes 80,000 options at an exercise price of $5.00 per Share and 20,000 options at an exercise price of $6.25 per Share.

 Name and Position in
  addition to Present                                                   Number of          Percentage
 Principal Occupation     Present Principal Occupation                 Shares Owned**       Interest
 --------------------     ----------------------------                 --------------       --------
Anthony J. Navarra        Vice President                                    68,527(15)          *

Harvey B. Rein            Vice President and Controller                     22,888(16)          *

Thomas B. Ross            Vice President, Government                        33,356(17)          *
                          Relations

Richard J. Townsend       Senior Vice President and                              0              *
                          Chief Financial Officer

Janet T. Yeung            Vice President, Deputy                                 0              *
                          General Counsel and
                          Assistant Secretary

Eric J. Zahler            President and Chief Operating                    128,012(18)          *
                          Officer

------------------------------

(15) Includes 50,000 options at an exercise price of $4.1563 per Share, 12,500 options at an exercise price of $24.625 per Share and 1,575 options at an exercise price of $13.50 per Share.

(16) Includes 8,000 options at an exercise price of $6.25 per Share and 14,000 options at an exercise price of $4.1563 per Share.

(17) Includes 20,000 options at an exercise price of $4.1563 per Share and 13,356 Shares held by his wife as to which he disclaims beneficial ownership.

(18) Includes 80,000 options at an exercise price of $5.00 per Share, 20,000 options at an exercise price of $6.25 per Share, 4,452 Shares held in a Keogh Account and 3,560 Shares held in trust for his minor children.

                                                                     SCHEDULE II

   TRANSACTIONS IN SHARES DURING THE PERIOD COMMENCING FROM THE
60-DAY PERIOD PRECEDING SEPTEMBER 30, 2000 THROUGH THE DATE HEREOF




                                                      Price
        Name               Date          Shares       per Share     A/S*
-----------------        --------       ---------     ---------    -----
Loral Space &            09/29/00       1,120,187     $10.7125       A
Communications
Ltd.

Loral Space &            11/15/00         496,817        N/A         A+
Communications
Ltd.


----------

* A indicates an acquisition of Shares and S indicates a sale of Shares. The above table does not show disposition of shares by Loral in connection with the exercise by certain persons of options to acquire Shares previously granted to them by Loral.

+ Shares acquired pursuant to a stock dividend paid by the Company on its 8% Series A Preferred Stock.



                                      II-1